December 13, 2019

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Chris Edwards

Re:	Capricor Therapeutics, Inc.
Registration Statement on Form S-1
File No. 333-235358

Acceleration Request
Requested Date: December 17, 2019
Requested Time: 5:15 P.M., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Capricor Therapeutics, Inc. (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-1, Registration Number 333-235358 (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 5:15 P.M., Eastern Time, on December 17, 2019, or as soon thereafter as practicable or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

We would appreciated it if, as soon as the Registration Statement is declared effective, you would so inform Rob R. Carlson of Sidley Austin LLP at (650) 565-7129.

Very truly yours,

/s/ Anthony J. Bergmann
Anthony J. Bergmann
Chief Financial Officer

cc:

Linda Marbán, Chief Executive Officer, Capricor Therapeutics, Inc.

Karen G. Krasney, General Counsel, Capricor Therapeutics, Inc.

Rob R. Carlson, Sidley Austin LLP

Nick DeAngelis, Sidley Austin LLP

Michael F. Nertney, Ellenoff Grossman & Schole LLP

Robert F. Charron, Ellenoff Grossman & Schole LLP

Charles Phillips, Ellenoff Grossman & Schole LLP

Matthew B. McCullough, Ellenoff Grossman & Schole LLP